SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF) no. 00.108.786/0001-65
Corporate Registry ID (NIRE) no. 35.300.177.240
Publicly-held company
Rua Verbo Divino n° 1.356 - 1° andar, São Paulo-SP

Notice to the Market

Net clarifies on Net Combo offering

Net Serviços de Comunicação S.A. (“NET”), a publicly-held company, headquartered in the city and State of São Paulo, at Rua Verbo Divino, 1356 - 1° andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65, publicly announces the following notice to the market:

With the purpose of promoting proper and transparent comparison of the products available in the market, and preserve consumers‘ integrity, NET Serviços de Comunicação S.A., the Company hereby announces to the market some material issues regarding the offering of its NET Combo – pay TV, broadband Internet access, and voice services.

It is important to notice that our competitor’s product, recently launched, does not include the phone line Basic Subscription fee, of R$ 37.98. It is also necessary to add the cost of broadband Internet service provider (ISP) of R$ 19.90 per month, which is mandatory at our competitors’ broadband commercial policy. Including the competitor’s promotional price for the plan, which is R$ 69.90, consumers will pay R$ 127.78 right in their first bill.

Local calls from Net Fone via Embratel to Net Fone via Embratel are free of charge and unlimited, without the need to hire an alternative plan. Long-distance calls from Net Fone to Net Fone are charged as local calls. There are single rates to each type of call (regardless from the call’s date and time), and they are charged per minute and detailed in the invoice.

However, calls described as ‘unlimited local calls’ by competition is limited to 2,000 minutes in local fixed-to-fixed calls within the concession area of the operator, provided that clients subscribe to an additional basic plan.

Under the new billing model adopted by the fixed-line traditional phone companies (Net Fone via Embratel’s competitors), currently being incorporated, clients pay for unused minutes and find it hard to anticipate their monthly expenses. There are billing elements from the former billing model by pulse, this means that in some calls with duration lower than one minute clients may sometimes pay the equivalent to a five-minute call, depending on time and plan hired. Such difference is due to the ‘call completion tariff’ and to the VCA (Answered Call Value, in Portuguese) which does not exist in NET’s products.

The flexible subscription fee of ‘NET Fone via Embratel’ provides consumers with the right to use its amount for any type of call without additional fees, which is contrary to the competitor’s offer. This flexible subscription fee, which is automatically adapted to all clients profiles - irrespective of which type of calls they make (to fixed or mobile phones, local or long-distance). As an example:

     a) Clients can use their subscription package speaking 349 minutes in local calls to a fixed-line phone (R$ 34.90 / R$ 0.10 per minute)
     b) Or 53 minutes in local calls to a mobile phone (R$ 34.90/R$ 0.65 per minute)
     c) Or, as previously established, clients can make any other combination, in accordance with the chart rate per minute for each type of call, available at the products website: http://netfoneviaembratel.com.br

In addition, clients who hire NET Combo will pay only for traffic generated, without a minimum monthly payment during the grace period of the flexible subscription.

NET Fone via Embratel is registered with the National Agency for Telecommunications (ANATEL) as a Public Switched Telephone Network (PSTN). That means it is a traditional fixed-line phone and it does not use the Internet for the routing of voice conversations. It uses rather the cables of NET and of its partner Embratel.

It is worth pointing out that NET provides all broadband speeds at any place covered by its bidirectional network without the need of technical evaluation to determine practicable speed to be commercialized, as it is done as a regular practice by the companies using ADSL technology.

Net Serviços de Comunicação S.A. understands that, by clarifying the information above and with proper comparison of the offers available in the market, services provided by the means of communication will allow consumers to choose the best offers and products for their families.

Compare the products of NET Serviços and of the competition in the following chart, which shows that NET Combo continues to be the best and most advantageous option in the pay TV, voice services and broadband market.

Basic Plan
COMPETITION
Package	NET COMBO Virtua 200 Kbps + NET TV Master + Net Fone via Embratel	Trio Telefónica Speedy Light + TV Essencial + Unlimited local calls *
Monthly Fee	R$99.90 in the first three months R$119.90 from 4th to 6th month / R$ 154.80 after promotion Total Year 1: R$1,588.20	R$127.78 in first 3 months
R$176.58 after promotion

Total Year 1: R$1,972.56
Note: The announced monthly fee of R$69.90 does not include the subscription fee of the Traditional line (R$37.98), nor the ISP (R$19.90)
Hook Up Fee	Not applicable	R$100.00 referring to the installation of the MMDS technology pay-TV service R$106.81 referring to the hook up fee upon hiring the Traditional line service for new customers
Internet	200 Kbps Download / 200 Kbps Upload Note: No ISP required, cable modem granted in free-lease agreement. Installed in any location where broadband internet is available	250 Kbps Download / 128 Kbps Upload Note: ISP required. Lower upload rate. Modem granted by provider. Technical feasibility test required, in order to define available speed
TV	44 video channels 24 pay-TV channels (including SportTV and SportTV 2, Multishow, Globonews, GNT, Universal, AXN, Nickelodeon, The History Channel, etc) and all free-to-air channels in São Paulo (20)	21 video channels 18 pay-TV channels + 3 free-to-air channels (SBT, Bandeirantes and MTV)
Phone	- No basic subscription fee charged
- Free smart services up to December 2007 (Caller ID, Follow-me, Hold-on line and Multiconference)
- Flexible Monthly Fee – R$34.90 (any type of calls can be deducted, including local, long-distance, international, to land line or mobile)
- Free Monthly Fee up to 12 months (customer pays per consumption only)
- Bill detailed per minutes
- Unlimited free NET to NET local calls at no additional cost (not a promotion nor alternative plan)
- Long-distance calls at local call rates from NET to NET at no additional cost (not a promotion nor alternative plan)	- Subscription fee of R$37.98, granting 200 minutes exclusively for local calls to fixed line phones (not included in the announced plan’s price)
- Smart services charged separately
- Telefonica's Traditional Line required
- Long-distance call rates differ depending on time and destination (only special plans have rates similar to Net Fone via Embratel)
- Bill detailed in minutes upon customer's previous request.
* Free local calls only from fixed to fixed phones (restricted to 2,000 minutes at additional cost of R$19.90 (included in Trio)

Note: All prices include taxes, considering the state of São Paulo
NET offers 20 NET Combo options, being the two presented herein the most equivalent to competitors’ products analyzed herein
NET Combo offers approximately a 20% saving in comparison to the competition’s offer, besides the advantages from each service

Premium Plan
COMPETITION
Package	NET COMBO (Virtua 8 Mbps + Net TV Silver + Net Fone via Embratel)	Trio Telefónica (Speedy Nitro + TV Total HBO + Unlimited local calls *)
Subscription Fee	R$269.90 in first 12 months R$304.80 after 12 months (includes 1 free additional TV connection) Total Year 1: R$3,238.80	R$187.78 in first 3 months
R$387.58 after 3rd month

Total Year 1: R$4,051.56
Note: The announced price of R$129.90 does not
include the subscription fee of the Traditional line
(R$37.98), nor the internet service provider
(R$19.90)
Commitment Fee	Not applicable	R$100.00 referring to the installation of the MMDS technology pay-TV service R$106.81 referring to the hook up fee upon hiring the Traditional line service for new customers
Internet	8 Mbps Download / 600 Kbps Upload Note: No ISP required, cable modem granted in free-lease agreement. Installed in any location where broadband internet is available	8 Mbps Download / 600 Kbps Upload Note: ISP required. Modem granted by provider. Technical feasibility test required, in order to define available speed
TV	86 Video Channels
66 pay-TV channels + 20 free-to-air channels + 25
Pay-Per-View channels + 32 digital audio channels
Includes all free-to-air and local channels and the
main pay-TV channels (including Telecine and
	HBO movie channels)	63 video channels 60 pay-TV channels + 3 free-to-air channels
Phone	- No basic subscription fee charged
- Free smart services up to December 2007 (Caller ID, Follow-me, Hold on line and Multiconference)
- Flexible Monthly Payment – R$34.90 (any type of calls can be deducted, including local, long- distance, international, to land line or mobile)
- Free Monthly Payment up to 12 months (customer pays per consumption only)
- Bill detailed per minutes
- Unlimited free NET to NET local calls at no additional cost (not a promotion nor alternative plan)
- Long-distance calls at local call rates from NET to NET at no additional cost (not a promotion nor alternative plan)	- Subscription fee of R$37.98, granting 200 minutes exclusively for local calls to fixed line phones (not included in the announced plan price)
- Smart services charged separately
- Telefonica's Traditional Line required
- Long-distance call rates differ depending on time and destination (only special plans have rates similar to Net Fone Via Embratel)
- Bill detailed in minutes upon customer's previous request.
* Free local calls only from fixed to fixed phones restricted to 2,000 minutes at additional cost of R$19.90 (included in Trio),.

     Note: All prices include taxes, considering the state of São Paulo
     NET offers 20 NET Combo options, being the two presented herein the most equivalent to competitors’ products analyzed herein NET Combo offers approximately a 20% saving in comparison to the competition’s offer, besides the advantages from each service

São Paulo, August 24, 2007.

João Adalberto Elek Jr.
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.